GSP-2, Inc.
Gongzhuling State Agriculture Science and Technology Park
Location of 998 kilometers, Line 102
Gongzhuling City, Jilin Province, China

June 26, 2012

Securities and Exchange Commission, Division of Finance
Attn: Donald E. Field
100 F Street N.E
Washington, D.C. 20549

Re:          GSP-2, Inc.
Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”)
Filed May 9, 2012
File No. 333-179225

Dear Mr. Field:

We are in receipt of your comment letter dated May 18, 2012 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff.  For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.
Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

Describe how and when a company may lose emerging growth company status;

Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

State your election under Section 107(b) of the JOBS Act:

o If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

RESPONSE:
We modified our prospectus cover page to disclose that we are an emerging growth company and our prospectus summary to describe how and when a company may lose emerging growth company status and the various exemptions that are available to us.  Additionally, we added three risk factors discussing our status as an emerging growth company.  We have decided to opt in to the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) JOBS Act, and have stated our election and included the requisite risk factor in the prospectus.  We also discussed our status under the JOBS Act in the Management's Discussion and Analysis of Financial Condition and Results of Operations Capital.

2.	The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

RESPONSE:	We have included updated financial statements for the quarter ended March 31, 2012.

3.	Provide a currently dated consent from the independent registered public accounting firm in the amendment.

RESPONSE:	We have provided a currently dated consent from our independent registered public accounting firm.

Registration Statement Cover Page

4.
We note that you no longer qualify as a “smaller reporting company” as defined in Rule 12b-2 of the Securities Exchange Act of 1934. Accordingly, please revise the registration statement throughout as applicable.

RESPONSE:	We have revised our registration statement to include updated disclosures, since we no longer qualify as a smaller reporting company.

5.
We note your response to our prior comment 2 and reissue. Please refer to the last paragraph. Please revise to move the prospectus “Subject to Completion” legend and date reference to the prospectus cover page.

RESPONSE:	We have removed the “Subject to Completion” legend in the registration statement cover page.

Competitive Advantages, page 27

6.
We note the charts included on page 28 with respect to your corn seed products. Please revise to add footnote disclosure about what “ha” means and what the “accumulated temperature” and “crop quality” tables mean.

RESPONSE:	We have revised the charts on page 28 to include footnotes explaining and defining the terms “ha,” “accumulated temperature” and “crop quality.”

7.
We note the new chart added on page 28 with respect to Hengyu 218. We note that certain of the associated information appears to be in the wrong columns. In this regard, please refer to the “Yield” through “Price” columns. We also note that the information in the “Price” column appears inapplicable. Please revise.

RESPONSE:	We have revised the chart on page 28 with respect to Hengyu 218.

Management’s Discussion and Analysis of Financial Condition, page 30

Results of Operations for the Year ended December 31, 2011, page 34

Revenues, page 34

8.
We note from your disclosure on page F-15 that, $24,396,828, comprising 74% of accounts receivable at December 31, 2011, and $14,738,043, comprising 94% of accounts receivable at December 31, 2010, is due from Defeng Seed Co., Ltd. We also note from your disclosure here that 83% and 100% of seed sales for the years ended December 31, 2011 and 2010, respectively, were to Defeng. Please provide us with the aging of the receivable balance from Defeng as of December 31, 2011, and tell us how much of this receivable was collected after year end. Also, explain to us in your response why you believe that no allowance is necessary.

RESPONSE:
At December 31, 2011, 100% of the receivable balance from Defeng was in the current aging bucket (outstanding within 30 days of sales).  Approximately $9.5 million of the receivable balance from Defeng at December 31, 2011 was collected as of the day of this response. Historically, Defeng has made 100% of payments on the amounts owed to us since we first started selling corn seeds to Defeng in 2009. Due to the seasonality of Defeng’s business, Defeng generally starts to build up its cash balance and begins to gradually make payments to us after farmers’ seed buying season concluded in the spring every year. The accounts receivable balance from Defeng typically is fully paid off by end of the fall season (September/October). Base on the collection history and our experience in the business, we believe it is not necessary to make allowance on the receivable balance from Defeng.

9.
Further, we note from your disclosure in Note 18 to your financial statements that, on January 31, 2011, you entered into an agreement with the shareholders of Defeng whereby, within 12 months after the execution of such agreement, you had the option to purchase a 70% equity interest in Defeng in exchange for certain land use right and real property rights valued at approximately 40,000,000 RMB (approximately $5,800,000), as well as 30,000,000 RMB (approximately $4,400,000) in cash. Please tell us why you elected not to exercise your option and thereby allowed this agreement to expire on January 31, 2012.

RESPONSE:
Subsequent to signing the option to purchase Defeng agreement, we were able to successfully establish direct and stable relationships with several seed experts and research and development institutes. As a result, we now have access to new seed varieties that are either close to be approved or far along in the development stage. We reached the conclusion that it will be more profitable to develop, grow and sell seeds on our own without having to share the profit with Defeng in late 2011. In January 2012, in order to meet the requirements for being a national seed company, we increased Hengchang Agriculture’s registered capital from 5 million RMB to 35 million RMB and Hengchang Agriculture has been approved for producing and selling seeds throughout PRC. As we have determined it is no longer desirable for us to acquire Defeng, we elected not to exercise our option to purchase Defeng.

10.	With regard to your inventory and customer advances, please tell us the following:

●	by product (corn or corn seeds), the identity and amount of customer deposits received as of December 31, 2011;
●	the amount of inventory included in your inventory balance, as of December 31, 2011, for which you have received payment but have not shipped any product;
●	your policy regarding the percentage of customer deposit required, and how you determined the percentage required (on a customer-by-customer basis).

RESPONSE:	A. Our advances from customers detail list as of December 31, 2011 is:

Customer	Product	Amount (in USD)
Guangxi Zhuang Autonomous Region National Liuzhou grain Repository	Corn	7,468,113
Central Grain Gongzhuling Repository	Corn	153,974
Nanning Zhuangmei Feed Co.	Corn	5,098
Guangxi Grain Repository Co.	Corn	942,700
Guangxi Food Development Co., Ltd.	Corn	20,495,860
Total		29,065,745

B. As of December 31, 2011, the amount of inventory included in our inventory balance for which we have received payment but have not shipped was $22.8 million.

C. In general, we do not require customers to make deposits to us. Our customers with large advances balance are state owned (i.e. Guangxi Zhuang Autonomous Region National Liuzhou grain Repository) or semi- stated owned (i.e. Guangxi Food Development Co., Ltd.) entities. We have maintained a good relationship with our state owned and semi-stated owned customers over the years and they select us as the preferred vendor to supply for their reserve needs. They typically make payments to us in accordance to their annual internal budget and funding plans and require shipments from us as the reserve level goes down. For our other customers, we generally require them make payments as soon as the goods are shipped.

11.
Please revise your discussions of accounts receivable, inventory and customer advances to include explanations of the facts and circumstances leading to the significant period-over-period increases in these balance sheet line items.

RESPONSE:
We have revised our discussions of accounts receivable, inventory and customer advances on page 38 in Liquidity and Capital Resources to include explanations of the facts and circumstances leading to the significant period-over-period increases in these balances line items.

Item 16. Exhibits and Financial Statements, page II-2

12.
We note your response to our prior comment 21 and reissue. We note that you have not filed as exhibits all of the contractual arrangements governing your corporate structure. For example, we note that you have not filed the Equity Interest Pledge Agreement related to Yushan Wei and Jilin Hengjiu Grain Purchase and Storage Co., Ltd. or the Power of Attorney related to Shulan Yu and his shareholdings in Jilin Hengjiu Grain Purchase and Storage Co., Ltd. In this regard, we note that Exhibits 10.9 and 10.19 are duplicates and that the description of Exhibit 10.20 appears to be inaccurate. Please revise and file the missing exhibits with the next amendment.

RESPONSE:
We have filed the Equity Interest Pledge Agreement related to Yushan Wei and Jilin Hengjiu Grain Purchase and Storage Co., Ltd. as Exhibit 10.28. We have revised to file the Power of Attorney related to Shulan Yu and her shareholdings in Jinlin Hengjiu Grain Purchase and Storage Co., Ltd. as Exhibit 10.19. We have also revised to change the description of Exhibit 10.20 to the Power Attorney related to Wenbiao Wei and his shareholdings in Jinlin Hengjiu Grain Purchase and Storage Co., Ltd..

Exhibit 23.1

13.
We note your response to our prior comment 26 and reissue. Please have the independent registered accounting firm revise to clearly consent to being named in the registration statement. In this regard, we note the section of the prospectus in which the independent registered accounting firm is named is titled “Interests of Named Experts and Counsel” and not “Experts.”

RESPONSE:	Our independent registered accounting firm has revised to clearly consent to being named in the registration statement.

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By:	/s/ Yushan Wei
Yushan Wei President, Chief Executive Officer and Chairman